UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)
                         Recovery Engineering, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 756269106
              ------------------------------------------------
                               (CUSIP Number)

                          David J. Greenwald, Esq.
                            Goldman, Sachs & Co.
                              85 Broad Street
                             New York, NY 10004
                               (212) 902-1000

-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                              Communications)


                               April 28, 1998
              ------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                             SCHEDULE 13D

CUSIP No. 756269106                 Page 2 of 31 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Goldman, Sachs & Co.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF,OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [x]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       1,020,101

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    1,020,101

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,020,101

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.1%

14  TYPE OF REPORTING PERSON*

    BD-PN-IA

                             SCHEDULE 13D

CUSIP No. 756269106                 Page 3 of 31 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    The Goldman Sachs Group, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           5,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       1,020,101

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         5,000

                10  SHARED DISPOSITIVE POWER

                    1,020,101

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,025,101

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.2%

14  TYPE OF REPORTING PERSON*

    HC-PN
                             SCHEDULE 13D

CUSIP No. 756269106                 Page 4 of 31 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    GS Capital Partners II, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       633,767

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    633,767

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    633,767

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.9%

14  TYPE OF REPORTING PERSON*

    PN
                             SCHEDULE 13D

CUSIP No. 756269106                 Page 5 of 31 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    GS Capital Partners Offshore, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       251,948

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    251,948

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    251,948

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.2%

14  TYPE OF REPORTING PERSON*

    PN
                             SCHEDULE 13D

CUSIP No. 756269106                 Page 6 of 31 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    GS Capital Partners II (Germany) Civil Law Partnership (with limitation of liability)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Germany

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       23,376

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    23,376

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    23,376

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.4%

14  TYPE OF REPORTING PERSON*

    PN
                             SCHEDULE 13D

CUSIP No. 756269106                 Page 7 of 31 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    GS Advisors, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       633,767

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    633,767

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    633,767

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.9%

14  TYPE OF REPORTING PERSON*

    PN
                             SCHEDULE 13D

CUSIP No. 756269106                 Page 8 of 31 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    GS Advisors II (Cayman), L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       251,948

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    251,948

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    251,948

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.2%

14  TYPE OF REPORTING PERSON*

    PN
                             SCHEDULE 13D

CUSIP No. 756269106                 Page 9 of 31 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Goldman, Sachs & Co. oHG

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Germany

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       23,376

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    23,376

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    23,376

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.4%

14  TYPE OF REPORTING PERSON*

    PN
                             SCHEDULE 13D

CUSIP No. 756269106                 Page 10 of 31 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Stone Street Fund 1996, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       60,191

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    60,191

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    60,191

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.0%

14  TYPE OF REPORTING PERSON*

    PN
                             SCHEDULE 13D

CUSIP No. 756269106                 Page 11 of 31 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Bridge Street Fund 1996, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       40,819

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    40,819

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    40,819

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.7%

14  TYPE OF REPORTING PERSON*

    PN
                             SCHEDULE 13D

CUSIP No. 756269106                 Page 12 of 31 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Stone Street Empire Corp.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       101,010

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    101,010

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    101,010

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.7%

14  TYPE OF REPORTING PERSON*

    CO


          This Amendment No. 4 (this "Amendment No. 4") is being filed by GS Capital Partners II, L.P. ("GSCP"), GS Capital Partners II Offshore, L.P. ("GSCP II Offshore"), GS Capital Partners II (Germany) Civil Law Partnership (with limitation of liability) ("GSCP II Germany," and together with GSCP and GSCP II Offshore, "GSCP II"), GS Advisors, L.P. ("GS Advisors"), GS Advisors II (Cayman), L.P. ("GS Advisors Cayman"), Goldman, Sachs & Co. oHG ("GS oHG"), Stone Street Fund 1996, L.P. ("Stone Street"), Bridge Street Fund 1996, L.P. ("Bridge Street," and together with Stone Street, the "Stone/Bridge Funds"), Stone Street Empire Corp. ("Empire Corp."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group," and together with GSCP, GSCP II Offshore, GSCP II Germany, GS Advisors, GS Advisors Cayman, GS oHG, Stone Street, Bridge Street, Empire Corp. and Goldman Sachs, the "Filing Persons")(FN1) to amend and supplement the Statement on Schedule 13D (the "Original Schedule 13D") filed by the Filing Persons on July 29, 1996, Amendment No. 1 to the Original Schedule 13D ("Amendment No. 1"), filed by the Filing Persons on April 9, 1997, Amendment No. 2 to the Original Schedule 13D filed by the Filing Persons on April 29, 1997 and Amendment No. 3 to the Original
Schedule 13D filed by the Filing Persons on October 2, 1997, in respect of the Common Stock, par value $0.01 per share (the "Common Stock"), of Recovery Engineering, Inc., a Minnesota corporation (the "Company"). This Amendment No. 4 is being filed primarily to report a decrease in the percentage of the shares of Common Stock beneficially owned by (or which may be deemed to be beneficially owned by) the Filing Persons as a result of the issuance by the Company of 1,190,000 additional shares of Common Stock pursuant to a public offering consummated on April 28, 1998 (the "Public Offering"). The Filing Persons have not sold or otherwise disposed of any shares of Common Stock or any of the Notes of the Company. Capitalized terms used but not defined herein shall have the respective meanings given to them in the Original Schedule 13D.

------------------
[FN]
1 Neither the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 nor anything contained therein or herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

     Schedules II-A-i, II-A-ii and II-A-iii attached hereto are hereby substituted for Schedules II-A-i, II-A-ii and II-A-iii, respectively, attached to the Original Schedule 13D, as amended. Each reference to Schedules II-A-i, II-A-ii and II-A-iii contained in the Original Schedule 13D, as amended, shall be deemed to be a reference to Schedules II-A-i, II-A-ii and II-A-iii, respectively, hereto.



ITEM 2. Identity and Background

     Item 2 of the Original Schedule 13D, as amended, is hereby further amended by substituting for the first paragraph thereof the following paragraph:

               As of April 29, 1998, (a) Goldman Sachs may be deemed to own beneficially 1,020,101 shares of Common Stock, in the aggregate, by reason of (i) the ownership by GSCP II and the Stone/Bridge Funds (collectively, the "Limited Partnerships") of the Notes, which are convertible into 1,010,101 shares of Common Stock, in the aggregate, and (ii) there being 10,000 shares of Common Stock in the aggregate in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both (collectively, the "Managed Accounts"), and
          (b) GS Group may be deemed to own beneficially 1,025,101 shares of Common Stock, in the aggregate, by reason of (i) the ownership by the Limited Partnerships of the Notes, (ii) Mr. Sanjay H. Patel, a former Managing Director of Goldman Sachs, holding for the benefit of the GS Group, options (received by him in his capacity as a director of the Company while he was a Managing Director of Goldman Sachs and the designee of the Limited Partnerships to the Board of Directors of the Company) to purchase 5,000 shares of Common Stock (the "Patel Options") (see
          Item 4) and (iii) there being 10,000 shares of Common Stock, in the aggregate, in the Managed Accounts. Goldman Sachs and GS Group each disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Limited Partnership to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates. Each of Goldman Sachs and GS Group disclaims beneficial ownership of the shares of Common Stock in the Managed Accounts.



ITEM 4. Purpose of Transaction


               As of January 16, 1998, Mr. Sanjay H. Patel ceased to be a Managing Director of Goldman Sachs and the designee of the Limited Partnerships to the Board of Directors of the Company. Although no longer the designee of the Limited Partnerships, as of the date of this Amendment No. 4, Mr. Patel remains a director of the Company. Pursuant to the Patel/GS Group Agreement (attached as an Exhibit to Amendment No. 1), Mr. Patel continues to hold the Patel Options, and each share of Common Stock issuable upon exercise thereof, in trust for the benefit of GS Group.

               As of February 3, 1998, Mr. Robert R. Gheewalla, an Associate in the Principal Investment Area of Goldman Sachs, was elected to the Board of Directors of the Company as the designee of the Limited Partnerships. Mr. Gheewalla, in his capacity as a director of the Company, has received options to purchase 4,000 shares of Common Stock. The options are not presently exercisable. Pursuant to an agreement between Mr. Gheewalla and GS Group, Mr. Gheewalla holds the options, and each share of Common Stock issuable upon exercise thereof, in trust for the benefit of GS Group.

ITEM 5. Interest in Securities of the Issuer

     Paragraph (a) of Item 5 of the Original Schedule 13D, as amended, is hereby supplemented with the following paragraphs:

               The number of shares of Common Stock beneficially owned by (or which may be deemed beneficially owned by) the Filing Persons has not changed, although by reason of the issuance by the Company of 1,190,000 shares of Common Stock pursuant to the Public Offering, the percentage of the shares of Common Stock beneficially owned by (or which may be deemed to be beneficially owned by) the Filing Persons has decreased. As of April 29, 1998, GSCP beneficially owned, and GS Advisors, by reason of the ownership by GSCP of Notes, may be deemed to have beneficially owned, 633,767 shares of Common Stock, GSCP II Offshore beneficially owned, and GS Advisors Cayman, by reason of the ownership by GSCP II Offshore of Notes, may be deemed to have beneficially owned, 251,948 shares of Common Stock, GSCP II Germany beneficially owned, and GS oHG, by reason of the ownership by GSCP II Germany of Notes, may be deemed to have beneficially owned, 23,376 shares of Common Stock, Stone Street beneficially owned 60,191 shares of Common Stock, Bridge Street beneficially owned 40,819 shares of Common Stock, and Empire Corp., by reason of the ownership by Stone Street and Bridge Street of Notes, may be deemed to have beneficially owned 101,010 shares of Common Stock. Based on the foregoing and based on the number of shares of Common Stock outstanding after giving effect to the Public Offering (as disclosed to the Filing Persons by the Company on April 28, 1998), as of April 29, 1998, GSCP beneficially owned, and GS Advisors may be deemed to have beneficially owned, approximately 9.9%, GSCP II Offshore beneficially owned, and GS Advisors Cayman may be deemed to have beneficially owned, approximately 4.2%, GSCP II Germany beneficially owned, and GS oHG may be deemed to have beneficially owned, approximately 0.4%, Stone Street beneficially owned approximately 1.0%, Bridge Street beneficially owned approximately 0.7%, and Empire Corp. may be deemed to have beneficially owned approximately 1.7%, in each case of the outstanding shares of Common Stock. Each of GS Advisors, GS Advisors Cayman, GS oHG and Empire Corp. disclaims beneficial ownership of shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than GS Advisors, GS Advisors Cayman, GS oHG and Empire Corp., as applicable.

               As of April 29, 1998, (a) Goldman Sachs may be deemed to beneficially own 1,020,101 shares of Common Stock, in the aggregate, (i) by reason of the ownership by the Limited Partnerships of the Notes, which are convertible into 1,010,101 shares of Common Stock, in the aggregate, and (ii) by reason of there being 10,000 shares of Common Stock in the Managed Accounts, and (b) GS Group may be deemed to own beneficially 1,025,101 shares of Common Stock, in the aggregate, (i) by reason of the ownership by the Limited Partnerships of the Notes, (ii) by reason of its rights to the Patel Options (and the shares of Common Stock issuable upon exercise thereof), and (iii) by reason of there being 10,000 shares of Common Stock in the Managed Accounts. Accordingly, as of April 29, 1998, Goldman Sachs may be deemed to beneficially own approximately 15.1% of the shares of Common Stock, and GS Group may be deemed to beneficially own 15.2% of the shares of Common Stock. Goldman Sachs and GS Group each disclaim beneficial ownership of shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates. Each of Goldman Sachs and GS Group disclaims beneficial ownership of the shares of Common Stock held in the Managed Accounts.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer


               In connection with the Public Offering, each of the Limited Partnerships has agreed, pursuant to a Letter Agreement (the "Letter Agreement"), dated February 23, 1998, among NationsBanc Montgomery Securities LLC ("NationsBanc"), Deutsche Morgan Grenfell Inc. and each of the Limited Partnerships that, for a period of 120 days from April 23, 1998, it will not, without the prior written consent of NationsBanc, offer, sell, contract to sell or otherwise dispose of (or announce its intention to do any of the foregoing) any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock. A copy of the Letter Agreement is attached hereto as Exhibit (1).

ITEM 7. Materials to be Filed as Exhibits


               (1) Letter Agreement, dated February 23, 1998, among NationsBanc Montgomery Securities LLC, Deutsche Morgan Grenfell Inc. and the Limited Partnerships.


                                 SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: April 30, 1998         GS CAPITAL PARTNERS II, L.P.

                              By:  GS Advisors, L.P.,
                                   its general partner

                              By:  GS Advisors, Inc.,
                                   its general partner

                              By:  /s/Richard A. Friedman
                                   ----------------------
                                   Name:  Richard A. Friedman
                                   Title:    President

                              GS ADVISORS, L.P.

                              By:  GS Advisors, Inc.,
                                   its general partner

                              By:  /s/Richard A. Friedman
                                   ----------------------
                                   Name:  Richard A. Friedman
                                   Title:    President

                              GS CAPITAL PARTNERS II OFFSHORE, L.P.

                              By:  GS Advisors II (Cayman), L.P.,
                                   its general partner

                              By:  GS Advisors II, Inc.,
                                   its general partner

                              By:  /s/Richard A. Friedman
                                   ----------------------
                                   Name:  Richard A. Friedman
                                   Title:    President

                              GS ADVISORS II (CAYMAN), L.P.

                              By:  GS Advisors II, Inc.,
                                   its general partner

                              By:  /s/Richard A. Friedman
                                   ----------------------
                                   Name:  Richard A. Friedman
                                   Title:    President

                              GS CAPITAL PARTNERS II (Germany) CIVIL LAW
                              PARTNERSHIP (with limitation of liability)

                              By:  Goldman, Sachs & Co. oHG,
                                   its managing partner


                              By:  /s/Richard A. Friedman
                                   ----------------------
                                   Name:  Richard A. Friedman
                                   Title:    Attorney-in-Fact

                              GOLDMAN, SACHS & CO. oHG


                              By:  /s/Richard A. Friedman
                                   ----------------------
                                   Name:  Richard A. Friedman
                                   Title:    Attorney-in-Fact

                              GOLDMAN, SACHS & CO.

                              By:  /s/Richard A. Friedman
                                   ----------------------
                                   Name:  Richard A. Friedman
                                   Title:    Managing Director

                              THE GOLDMAN SACHS GROUP, L.P.

                              By:  The Goldman Sachs Corporation,
                                   its general partner

                              By:  /s/Richard A. Friedman
                                   ----------------------
                                   Name:  Richard A. Friedman
                                   Title:    Executive Vice President

                              STONE STREET FUND 1996, L.P.

                              By:  Stone Street Empire Corp.,
                                   its general partner

                              By:  /s/Richard A. Friedman
                                   ----------------------
                                   Name:  Richard A. Friedman
                                   Title:    Vice President

                              BRIDGE STREET FUND 1996, L.P.

                              By:  Stone Street Empire Corp.,
                                   its managing general partner

                              By:  /s/Richard A. Friedman
                                   ----------------------
                                   Name:  Richard A. Friedman
                                   Title:    Vice President

                              STONE STREET EMPIRE CORP.

                              By:  /s/Richard A. Friedman
                                   ----------------------
                                   Name:  Richard A. Friedman
                                   Title:    Vice President


                              SCHEDULE II-A-i


     The name, position and present principal occupation of each director and executive officer of GS Advisors, Inc., the sole general partner of GS Advisors, L.P., which is the sole general partner of GS Capital Partners II, L.P., are set forth below.

     The business address of each of the executive officers and directors listed below, except Henry Cornell and Barry S. Volpert, is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3 Garden Road, Hong Kong. The business address of Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

     All executive officers and directors listed below are United States citizens.



                                                            Present
        Name                     Position             Principal Occupation
        ----                     --------             --------------------

Richard A. Friedman        Director/President         Managing Director of
                                                      Goldman, Sachs & Co.

Terence M. O'Toole         Director/Vice President    Managing Director of
                                                      Goldman, Sachs & Co.

Elizabeth S. Cogan         Treasurer                  Managing Director of
                                                      Goldman, Sachs & Co.

Joseph H. Gleberman        Director/Vice President    Managing Director of
                                                      Goldman, Sachs & Co.

Henry Cornell              Vice President             Managing Director of
                                                      Goldman Sachs (Asia)
                                                      L.L.C.

Barry S. Volpert           Director/Vice President    Managing Director of
                                                      Goldman Sachs
                                                      International

Eve M. Gerriets            Vice President/Secretary   Vice President of
                                                      Goldman, Sachs & Co.

David J. Greenwald         Assistant Secretary        Vice President of
                                                      Goldman, Sachs & Co.

C. Douglas Fuge            Assistant Treasurer        Managing Director of
                                                      Goldman, Sachs & Co.

Katherine B. Enquist       Vice President             Vice President of
                                                      Goldman, Sachs & Co.



                              SCHEDULE II-A-ii


     The name, position and present principal occupation of each director and executive officer of GS Advisors II, Inc., the sole general partner of GS Advisors II (Cayman), L.P., which is the sole general partner of GS Capital Partners II Offshore, L.P., are set forth below.

     The business address of each of the executive officers and directors listed below except Henry Cornell and Barry S. Volpert is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3 Garden Road, Hong Kong. The business address of Barry S. Volpert is 133 Fleet Street, EC4A 2BB, England.

     All executive officers and directors listed below are United States citizens.

                                                            Present
        Name                     Position             Principal Occupation
        ----                     --------             --------------------

Richard A. Friedman        Director/President         Managing Director of
                                                      Goldman, Sachs & Co.

Terence M. O'Toole         Director/Vice President    Managing Director of
                                                      Goldman, Sachs & Co.

Elizabeth S. Cogan         Treasurer                  Managing Director of
                                                      Goldman, Sachs & Co.

Joseph H. Gleberman        Director/Vice President    Managing Director of
                                                      Goldman, Sachs & Co.

Henry Cornell              Vice President             Managing Director of
                                                      Goldman Sachs (Asia)
                                                      L.L.C.

Barry S. Volpert           Director/Vice President    Managing Director of
                                                      Goldman Sachs
                                                      International

Eve M. Gerriets            Vice President/Secretary   Vice President of
                                                      Goldman, Sachs & Co.

David J. Greenwald         Assistant Secretary        Vice President of
                                                      Goldman, Sachs & Co.

C. Douglas Fuge            Assistant Treasurer        Managing Director of
                                                      Goldman, Sachs & Co.

Katherine B. Enquist       Vice President             Vice President of
                                                      Goldman, Sachs & Co.



                             SCHEDULE II-A-iii

     The name, position and present principal occupation of each director and executive officer of Stone Street Empire Corp., the sole general partner of Stone Street Fund 1996, L.P. and the managing general partner of Bridge Street Fund 1996, L.P., are set forth below.

     The business address of each of the executive officers and directors listed below is 85 Broad Street, New York, New York 10004.

     All executive officers and directors listed below are United States citizens.

                                                            Present
        Name                     Position             Principal Occupation
        ----                     --------             --------------------

Richard A. Friedman        Director/Vice President    Managing Director of
                                                      Goldman, Sachs & Co.

Jeffrey B. Goldenberg      Director/Vice President    Managing Director of
                                                      Goldman, Sachs & Co.

William J. McMahon         Director/Vice President    Vice President of
                                                      Goldman, Sachs & Co.

Dinakar Singh              Director/Vice President    Vice President of
                                                      Goldman, Sachs & Co.

Jonathan L. Kolatch        Director/Vice President    Managing Director of
                                                      Goldman, Sachs & Co.

Sanjeev K. Mehra           Director/Vice President    Managing Director of
                                                      Goldman, Sachs & Co.

Eric M. Mindich            Director/Vice President/   Managing Director of
                           Treasurer                  Goldman, Sachs & Co.

Peter G. Sachs             Director/Vice President    Limited Partner of The
                                                      Goldman Sachs Group, L.P.

Glenn R. Fuhrman           Director/Vice President    Managing Director of
                                                      Goldman, Sachs & Co.

Peter M. Sacerdote         Director/Chairman/C.E.O./  Limited Partner of The
                           President                  Goldman Sachs Group, L.P.

David J. Greenwald         Vice President             Vice President of
                                                      Goldman, Sachs & Co.

Esta E. Stecher            Vice President             Managing Director of
                                                      Goldman, Sachs & Co.

Richard A. Yacenda         Vice President             Vice President of
                                                      Goldman, Sachs & Co.

C. Douglas Fuge            Assistant Treasurer        Managing Director of
                                                      Goldman, Sachs & Co.

Eve M. Gerriets            Vice President/Secretary   Vice President of
                                                      Goldman, Sachs & Co.

Katherine B. Enquist       Vice President             Vice President of
                                                      Goldman, Sachs & Co.


                               EXHIBIT INDEX

   Exhibit No.     Exhibit

       (1) Letter Agreement, dated February 23, 1998, among NationsBanc Montgomery Securities LLC, Deutsche Morgan Grenfell Inc. and the Limited Partnerships.